United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 21, 2005

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India

(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
Signatures
Exhibit Index
EXHIBIT 99.1

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Sify Limited (the “Company”) had changed its US GAAP auditors from KPMG (Registered), an Indian partnership (“KPMG India”), to KPMG LLP, a UK limited liability partnership (“KPMG LLP”), for the fiscal year ended March 31, 2004 at the request of KPMG India. As contemplated and disclosed in the Form 6-K filed on June 24, 2004, the appointment of KPMG LLP as the Company’s US GAAP auditors was expected to be transitory with the re-appointment of KPMG India as the Company’s US GAAP auditors anticipated upon completion of KPMG India’s registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

KPMG India has notified the Company of its registration with the PCAOB. The appointment of KPMG India as US GAAP auditors for the fiscal year ended March 31, 2005 has been approved by the Audit Committee of the Company.

The Company reports financial results in accordance with both US GAAP and Indian GAAP. Under the rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the change from KPMG LLP to KPMG India for the fiscal year ended March 31, 2005 constitutes a change in the registrant’s certifying accountants. There has been no change in the Company’s Indian GAAP auditors, BSR & Co.

The reports of KPMG LLP on the Company’s financial statements for each of the fiscal years ended March 31, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended March 31, 2003 and 2004 and through the date of change of auditors, there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the subject matter in connection with their reports on the Company’s financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided KPMG LLP and KPMG India with a copy of the foregoing disclosures. Attached as Exhibit 99.1 is a copy of the letter of KPMG LLP, dated April 21, 2005, stating its agreement with such statements.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2005

SIFY LIMITED
By:	/s/ Anil Ahuja
	Name:	Anil Ahuja
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	KPMG LLP Letter